PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy Quarterly Results

DALLAS – July 8, 2004 – Continental Energy Corporation (OTCBB: CPPXF) announced today that it has released its quarterly report and interim financial statements for its fiscal quarter ended April 30, 2004. The report was filed with securities regulators under Form-6K on EDGAR and on SEDAR as a Form-51/901F filing.

The quarter ended April 30, 2004 marks the end of the third quarter and the first nine months of the Company’s annual fiscal year ending July 31, 2004. As at April 30, 2004, the Company's consolidated financial statements reflect a working capital deficit of approximately $900,300. This represents a change in the working capital deficit of approximately $3,329,700 compared to the July 31, 2003 deficit of approximately $4,230,000. The majority of this change was due to the Company reclassifying certain contingent and conditional liabilities recorded in its GAT Bangkudulis Petroleum Company subsidiary in the amount of $3,481,646.

The Company had no material income in the six months ended January 31, 2004.

During the nine months ended April 30, 2004 the Company invested approximately $500,000 in its Indonesian oil and gas properties and recovered $308,000 from its farm out partner. During the nine months ended April 30, 2004, 1,458,388 warrants were exercised resulting in the issuance of 1,458,388 common shares for total proceeds of $218,758. Also, 70,000 options were exercised resulting in the issuance of 70,000 common shares for total proceeds of $10,500. Overall, expenses increased by $92,000 from approximately $791,000 to approximately $883,000 for the nine month periods ended April 30, 2003 and 2004 respectively. $469,830 of the expense during the current nine month period is due to stock option compensation expense booked in relation to 5,200,000 options granted during the period.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling more than three million acres, and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com .